Exhibit 99.1

Plymouth Rock Technologies Changes Name To Aether Global Innovations Corp. and Launches New Website

Vancouver, B.C. – July 27, 2023 – Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global Innovations”, “AETH”, or the “Company”), is pleased to announce it has changed its name to Aether Global Innovations Corp. Effective at the opening August 1, 2023, the Company will begin trading on the CSE under the symbol AETH. The Company’s new CUSIP is 00810E109 and ISIN is CA00810E1097. The new website for Aether Global Innovations Corp (CSE: AETH) is www.aethergic.com.

Aether Global Innovations Corp., "The Fifth Element - The Medium of Space” signifies the transformative power of AI, data, and automated drones in domestic services and security. It represents the integration of advanced technologies, where AI processes real-time data for insights and automated drones to execute tasks efficiently. This paradigm shift enhances situational awareness, response, and resource allocation, revolutionizing domestic and security applications.

“We’re excited to introduce Aether Global Innovations to the marketplace,” shared Phil Lancaster CEO and President of Aether Global Innovations. “We spent a lot of time exploring what was and what wasn’t working within the organisation and speaking with industry leaders in the drone space regarding the future of drone technology. Drones have seen a remarkable rise in adoption, with applications ranging from domestic to defense scenarios. As we look towards the future, we firmly believe that automation and AI will continue to play a pivotal role in enhancing the capabilities and services provided by drones. Our focus is now serving large property and critical infrastructure owners, operators, and their management teams, by delivering bespoke services, allowing them to make well-informed decisions that can significantly impact their operations. As we move the company forward, we would like to thank those shareholders, partners, and clients that remain steadfast in supporting us”.

The Company announced its rebranding on June 16, 2023 and welcomes all to visit it new website at www.aethergic.com, where visitors will find more detail on the Company’s overall vision and mission in bringing innovative management, automation and technologies to the drone and UAV marketplace.

About Aether Global Innovations Corp.

Aether Global Innovations (AETH) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

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ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, President and CEO

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.